UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

25 November 2008
Number 38/08

RIO TINTO OFFERS NO LONGER IN THE BEST INTERESTS OF BHP BILLITON SHAREHOLDERS

The BHP Billiton Board today decided that it no longer believes that completion of the offers for Rio Tinto would be in the best interests of BHP Billiton shareholders.

BHP Billiton Chairman, Don Argus, said today's decision was first and foremost about BHP Billiton shareholder value and risks to that shareholder value.

"We have said that we would only seek to complete the transaction if it was in the best interests of BHP Billiton's shareholders. While we have not changed our view of the basic industrial logic of the combination, or of the longer term prospects for natural resource demand growth driven by emerging economies, we have concerns about the continued deterioration of near term global economic conditions, the lack of any certainty as to the time it will take for conditions to improve and the risks that these issues imply for shareholder value."

Marius Kloppers, BHP Billiton's CEO, said:

"We have previously said that similar cultures and the overlap of key assets and infrastructure make this a compelling combination. Recent global events and associated falls in commodity prices have, however, altered risk dimensions. BHP Billiton is very focussed on balance sheet strength. Accordingly, the greater debt exposure of the combination plus the difficulty of divesting assets have increased the risks to shareholder value to an unacceptable level."

Commodity price falls in the last month are illustrated by reference to the LME copper cash price. Over the 12 month period to 21 October 2008 the fall was approximately 43%. In the one month to 21 November 2008 the fall was 23%. These falls are paralleled by market movements. For example, for the 12 month period the ASX S&P/ASX 200 index fell by 36% and, for the one month period it fell by 21%.

Regarding antitrust requirements, BHP Billiton has received clearance without remedies from the US Department of Justice and the Australian Competition and Consumer Commission. BHP Billiton understands that the European Commission will require divestments in iron ore and metallurgical coal to deal with its concerns. In the normal range of economic conditions BHP Billiton would have been prepared to offer remedies which we believe would have been both acceptable and manageable.

However, given the current economic circumstances and uncertainty regarding our ability to achieve fair divestment values in the required time frames, these remedies would contribute to the cost and risk of the transaction. Against this background BHP Billiton will not offer any remedies to the European Commission antitrust authorities, and BHP Billiton expects that without remedies European Commission clearance will be withheld. The European Commission's formal review process will likely continue until early to mid January 2009.

Other key elements that have substantially increased the risks to shareholder value for the combined company to unacceptable levels include:

  The prospective level of debt of the combined company, compared to the possible cash-flows required to service and repay that debt against the background of difficult economic conditions over the near term; and

  Concerns regarding the ability to divest other non-core assets already flagged for divestment by Rio Tinto including Rio Tinto Alcan Packaging and Rio Tinto Alcan Engineered Products which impacts the ability to reduce debt and requires the continued management of these complex businesses.

If, despite BHP Billiton offering no remedies, European Commission clearance were to occur, BHP Billiton would be required to seek the approval of its shareholders in Extraordinary General Meetings. Were this to happen, BHP Billiton's directors intend to recommend that its shareholders vote against approving the transaction.

BHP Billiton intends to write off the costs of approximately $450 million incurred in progressing this matter over the eighteen months up to today's announcement in the December 2008 half year results.

Despite the near term challenges, BHP Billiton is in a very strong position with net debt of only US$6.3bn at 31 October, 2008 and a portfolio of assets that will continue to deliver sound cash-flows.

Marius Kloppers said:

"BHP Billiton will continue to invest to be in a position to meet long term customer demand. Our announcement today that the Board has approved RGP5, the next major growth project for our iron ore business, demonstrates this. Our strong balance sheet is a competitive advantage in times like these. Together with our portfolio of long-life, low cost, expandable, Tier 1 assets, we believe this places us in a better position than any other major mining company to deal with these uncertain times. BHP Billiton's priorities for cash flows remain to invest in its core businesses, manage its balance sheet to a solid single A credit rating, maintain its progressive dividend policy and return any surplus cash to shareholders."

Disclaimer:

The directors of BHP Billiton Limited and BHP Billiton Plc ("BHP Billiton") accept responsibility for the information contained in this announcement. Having taken all reasonable care to ensure that such is the case, the information contained in this announcement is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in this announcement or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith. Information about Rio Tinto plc and Rio Tinto Limited ("Rio Tinto") is based on public information which has not been independently verified.

This announcement is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities, nor shall it or any part of it be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom. Neither this announcement nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan or Malaysia. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

Certain statements in this announcement are forward-looking statements (including, without limitation, statements typically containing words such as "intends," "expects," "anticipates," "targets," plans," "estimates" and words of similar import.) These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, the risk factors discussed in BHP Billiton's filings with the US Securities and Exchange Commission ("SEC") (including in Annual Reports on Form 20-F) which are available at the SEC's website (http://www.sec.gov). Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation.

References in this presentation to "$" are to United States dollars unless otherwise specified.

Information Relating to the US Offer for Rio Tinto plc

In connection with the offer and sale of securities BHP Billiton would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders, BHP Billiton has filed with the SEC a Registration Statement on Form F-4 (the "Registration Statement"), which contains a preliminary prospectus (the "Prospectus"), and will file additional relevant materials with the SEC. This communication is not a substitute for the Registration Statement or the Prospectus that BHP Billiton has filed, or any amendments or supplements to those documents BHP Billiton may file, with the SEC.

US INVESTORS AND US HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders are able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov). Copies of such documents may also be obtained from BHP Billiton without charge.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
Peter Ogden, Media Relations Tel: +61 3 9609 2812 Mobile: +61 428 599 190 Email: Peter.Ogden@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com
Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	United States Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com
Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 25 November 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary